UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                         Commission File Number 0-25658


(Check One): [ x ] Form 10-K  [  ] Form 20-F  [  ] Form 11-K  [  ] Form l0-Q
             [   ] Form N-SAR

                     For Period Ended:  December 31, 2003
                                      ----------------------
                     [  ] Transition Report on Form 10-K
                     [  ] Transition Report on Form 20-F
                     [  ] Transition Report on Form I l -K
                     [  ] Transition Report on Form l0-Q
                     [  ] Transition Report on Form N-SAR
                     For the Transition Period Ended:  _________________


  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Secured Digital Applications, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

Digital Broadband Networks, Inc.
--------------------------------------------------------------------------------
Former Name if Applicable

Suite 11.02, 11th Floor, No. 1 Jalan 19/3,
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Petaling Jaya, Selangor, Malaysia 46300
--------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  / X / (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable
            effort or expense;
  /   / (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
  /   / (c) The accountant's statement or other exhibit required by Rule
            12b-25(c)  has been  attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, l0-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

         The registrant is in the process of preparing and reviewing the financial information of the Company on a consolidated basis. The process of compiling and disseminating the information required to be included in the Form 10-KSB for the relevant fiscal quarter, as well as the completion of the required review of the Company's financial information on a consolidated basis, could not be completed due to the acquisition of the Asiaco group of companies in late 2003 and difficulties encountered in preparing data and other information related to the said acquisition. The registrant undertakes the responsibility to file such annual report no later than fifteen days after its original date.





                                                   (ATTACH EXTRA SHEETS IF NEED)
                                                                 SEC 1344 (6/94)


PART IV - OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

Valerie H.F. Looi              011 60 3                         7956-7026
--------------------------------------------------------------------------------
(Name)                        (Area Code)                    (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                   [X]  Yes     No [ ]

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                   [ ]  Yes     No [X]

           If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                       Secured Digital Applications, Inc.

--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  March 30, 2004                  By: /s/ Patrick Soon-Hock Lim
        ------------------------            --------------------------
                                            Chairman & Chief Executive Officer